Exhibit 99.1

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. No public offer of securities is to be made by the Company in the United States.

Xinyuan Real Estate Co., Ltd.

(Incorporated in the Cayman Islands with Limited Liability)

13.25% Senior Notes Due 2018

Announcement

Hong Kong – January 28, 2014 -- Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN) today announced a solicitation of consents (the “Consent Solicitation”) to certain proposed amendments (the “Proposals”) to the Indenture, dated as of May 3, 2013 (as supplemented or amended to the date hereof, the “Indenture”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and as shared security agent, governing its 13.25% Senior Notes Due 2018 (Common Code 092214109, ISIN No. XS0922141097) (the “2018 Notes”)).

The principal purposes of the Consent Solicitation and the Proposals are to bring the Indenture into conformity with the terms of the 13% Senior Notes due 2019 (the “2019 Notes”), including: (i) to amend the “Limitation on Indebtedness and Preferred Stock” covenant to allow the Company to incur additional Indebtedness (as defined in the Indenture) in furtherance of its business plans; (ii) to amend the “Limitation on Restricted Payments” covenant to allow certain Restricted Payments (as defined in the Indenture) and create additional categories of Permitted Investments (as defined in the Indenture); (iii) to amend the “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant to allow dividend and other payment restrictions in certain joint venture agreements and existing with respect to any Unrestricted Subsidiary (as defined in the Indenture) or its property or assets at the time of its designation as a Restricted Subsidiary (as defined in the Indenture), subject to certain limitations; (iv) to amend certain provisions that the Company believes are unnecessarily restrictive to its business operations or impose unnecessary administrative burdens and expense, including those restricting the ability of any Non-Guarantor Subsidiary (as defined in the Indenture) to provide Guarantee (as defined in the Indenture) for Indebtedness of any other Restricted Subsidiary and limitation on certain types of Affiliate Transactions (as defined in the Indenture); (v) to amend provisions relating to Permitted Liens (as defined in the Indenture) and Events of Default (as defined in the Indenture) to make such provisions more in line with the terms of senior notes issued by comparable issuers in the market; and (vi) to clarify and amend certain provisions and definitions to conform to terms of the 2019 Notes and to introduce related definitions in the Indenture.

The record date for the Consent Solicitation is 5:00 p.m., Central European time, on January 27, 2014. The Consent Solicitation will expire at 5:00 p.m., Central European time, on February 11, 2014, unless extended or terminated by the Company. The Company is offering to the holders of record of the 2018 Notes as of the record date (the “Holders”) a consent fee of US$3.0 for each $1,000 in principal amount of the 2018 Notes in respect of which such holder has validly delivered (and has not validly revoked) a consent prior to the expiration of the Consent Solicitation. The Company’s obligation to accept consents and pay the consent fee is conditioned on, among other things, there being validly delivered unrevoked consents from the holders of not less than a majority in aggregate principal amount of the outstanding 2018 Notes.

For a detailed statement of the terms and conditions of the Consent Solicitation and the Proposals, holders of the 2018 Notes should refer to the Consent Solicitation Statement dated January 28, 2014 (the “Consent Solicitation Statement”). The Consent Solicitation Statement will be distributed to the holders of the 2018 Notes by Bondholder Communications Group, LLC, the Information and Tabulation Agent for the Consent Solicitation. The Company has engaged Morgan Stanley & Co. International plc to act as the sole solicitation agent for the Consent Solicitation. Questions from holders of 2018 Notes regarding the Consent Solicitation or requests for additional copies of the Consent Solicitation Statement, the Consent Form or other related documents should be directed to Bondholder Communications Group, LLC, the Information and Tabulation Agent for the Consent Solicitation, at 28 Throgmorton Street, London EC2N 2AN, United Kingdom, attention: Xiu Rao (telephone: +44 (0) 207 382 4580) or Morgan Stanley & Co. International plc, the Solicitation Agent for the Consent Solicitation, at International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, attention: Debt Capital Markets (telephone: +852 3963 0371 ).

This announcement is not a solicitation of consent with respect to any 2018 Notes. The Consent Solicitation is being made solely by the Consent Solicitation Statement, which sets forth a detailed description of the terms of the Consent Solicitation.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

ABOUT THE COMPANY

The Company is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, the Company primarily focuses its development projects in Tier II cities, Zhengzhou, Ji’nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012. The Company is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

FORWARD-LOOKING INFORMATION

Forward-looking statements in this announcement, including those statements relating to the Consent Solicitation, such as the scheduled expiration date and payment of the Consent Fee, are based on current expectations. These statements are not guarantees of future events or results. Future events and results involve some risks, uncertainties and assumptions that are difficult to predict. Actual events and results could vary materially from the description contained herein due to many factors including changes in the market and price for the 2018 Notes; changes in the business and financial condition of the Company and its subsidiaries; changes in the debt markets in general; and the occurrence of events specified in the Consent Solicitation that would trigger a condition permitting termination or amendment of the Consent Solicitation.

On behalf of the Board
Xiyuan Real Estate Co., Ltd.
Zhang Yong
Chairman
January 28, 2014